Exhibit 99.1

Press Release, 2 May 2011

Interxion Announces Resignation

of Human Resources Vice President

AMSTERDAM 2 May 2011 – INTERXION HOLDING NV (NYSE: INXN), a leading European provider of carrier-neutral colocation data centre services, today announced that Marc De Leeuw, Vice President of Human Resources, resigned from Interxion, effective 1 May 2011.

“We wish Mark well in his future endeavors,” said David Ruberg, CEO and President of Interxion.

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About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier-neutral colocation data centre services in Europe, serving over 1,100 customers through 28 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by 350 carriers and ISPs and 20 European Internet exchanges across its footprint, Interxion has created content and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com

For more information:

Jim Huseby

Interxion, Investor Relations

Tel: +1-813-644-9399